

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2025

Wenquan Zhu
Chief Executive Officer
Big Tree Cloud Holdings Ltd
Building B4
Qianhai Shengang Fund Town
Nanshan District, Shenzhen 518052, China

> **Re: Big Tree Cloud Holdings Ltd**
> **Registration Statement on Form F-3**
> **File August 29, 2025**
> **File No. 333-289941**

Dear Wenquan Zhu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Erin Donahue at 202-551-6063 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Shane Wu